UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

 United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

                                                                                                            Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

CORPORATE OFFICE OF SOCIAL COMMUNICATION

JOINT PRESS RELEASE N° 081/2007

Mexico City, Monday August 6, 2007

MEXICO AND BRAZIL STRENGTHEN THEIR ENERGY COOPERATION

•	The Sener (Secretary of Energy) signs an agreement to promote technological development in crude oil and gas exploration and production
•	Agreements between PEMEX and Petrobras to perform joint studies

Mexico and Brazil signed an Understanding Memorandum today on energy cooperation under which joint actions will be taken in the technological development of crude oil and natural gas exploration and production.

The agreement, signed by Georgina Kessel, the Secretary of Energy, and Celso Amorim, the Brazilian Minister of Foreign Affairs, strengthened the ties between the two countries on the energy issue.

Petróleos Mexicanos and Brazil’s Petrobras also signed two specific collaboration agreements to carry out joint studies, which will allow them to implement the best practices of the heavy crude oil exploitation and development industry in deep waters and fractured carbonated reservoirs.

The agreements, which expand the general collaboration agreement signed in March 2005, were signed in the presence of Jesús Reyes Heroles, PEMEX’s Director General, and Sergio Gabrielli de Azevedo, Petrobras’ International President, as witnesses of honor.

Regarding the Understanding Memorandum between the two countries signed by Secretary Kessel and Minister Amorim, both parties committed to: promote the exchange of expertise; design and execute studies, projects and programs; and perform joint research and seminars that would include the following topics:

•	Technological development in refining, supply and petrochemicals
•	Liquefied natural gas
•	Fuel quality, energy efficiency, standardization and preservation

•	Renewable energies and technologies
•	Biofuels and their productive chains
•	Promotion of fuel trade between the countries
•	Industry and price policy restructuring
•	Improve relations between state companies and industry research institutes
•	Promote strategic alliances

To carry out these goals, an energy working group will be formed which will be responsible for administrating the projects, and will make its decisions by consensus.

It is important to point out that the agreement states that collaboration in any activity will not be obligatory for any party if the activity is banned in the party’s corresponding jurisdiction.

PEMEX-Petrobras Agreements

PEMEX and Petrobras’ specific agreements encompass two areas of collaboration:

•

Undertaking a joint study on heavy crude oil exploitation and development. Petróleos Mexicanos will work with Petrobras on technological testing related to this type of crude oil in deep waters, which includes the use of submergible electric pumps, thermal transportation lines and floating production systems.

•

Fractured carbonated reservoirs optimization, where PEMEX will share its expertise in carbonated exploration and exploitation in the offshore areas and southern region of Mexico through a joint study on the production from this type of reservoir in Brazilian oil fields.

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 082/2007

DATE: 08/08/2007 12:30 P.M.

PEMEX STRENGTHENS ITS ENVIRONMENTAL CONSERVATION

•	Petróleos Mexicanos and BNP Paribas Bank signed letters of intention for the marketing of carbon bonds
•	Greenhouse effect gas emissions will be reduced in the boilers at the Cadereyta and Tula refineries
•	These measures are registered in the National Strategy of Climate Change framework announced by President Felipe Calderón

PEMEX will carry out two projects to decrease greenhouse effect gas emissions (GEGE) by more than 130,000 tons per year at the Cadereyta and Tula refineries.

Through the signing of letters of intention for the purchase and sale of certificates to decrease carbon dioxide emissions by Petróleos Mexicanos and BNP Paribas Bank, the two agreed to improve the thermal efficiency of the boilers in the Cadereyta and Tula refineries. The purchase and sale of certificates to decrease carbon dioxide emission guarantees a decrease in pollutants in the country issuing the bonds.

During the signing ceremony that took place at the PEMEX-Refining offices, it was highlighted that the documents are associated with the Clean Development Mechanism under the Kyoto Protocol.

As a signer of that protocol, Mexico issues bonds that are acquired by enterprises and governments from industrialized countries, which thus finance projects in our country that decrease GEGE emissions.

The financing serves two purposes: industrialized countries cover their quota for reducing gas generation, as set forth in the protocol; and developing nations are able to attain financing for projects that reduce GEGE emissions.

These actions are registered in the National Strategy for Climate Change framework announced by President Calderón and they are the result of the strategy PEMEX and its subsidiary entities have undertaken to fight global warming.

BNP Paribas is an European leader in the banking and financing service sector; in addition, it is an outstanding performer in international carbon markets, with a growing focus on Clean Development Mechanisms throughout Latin America.

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 084/2007

DATE: 08/09/2007

PEMEX DETECTS ILLICIT ENTRIES AT EL CARMEN COMMON LAND IN THE PARRAS, COAHUILA MUNICIPALITY

•	PEMEX’s workers locate two illicit entries in the 10-inch and 14-inch diameter Satélite-Gómez Palacios pipelines
•	Three people were arrested

Parras, Coahuila. As a part of the intensive program that Petróleos Mexicanos is carrying out to fight the illicit fuel market, personnel from PEMEX detected today two illicit entries in the 10-inch and 14-inch diameter Satélite-Gómez Palacios pipelines.

The illicit entries were located at the 163+124 kilometer on the right of the passage of the pipeline, in the surroundings of the El Carmen common land in the Parras, Coahuila municipality.

In that location, PEMEX personnel detected: four buried tanks; two containing gasoline and two more containing diesel, about two kilometers away from the pipelines; two pits, where product was dumped; and an engine and pump in each pit.

Up to now, three suspects were arrested: Miguel Espinoza Cortés; José Guadalupe Zúñiga Jaramillo; and Julián Sánchez Linares, who were already taken to the authorities.

Petróleos Mexicanos will present its complaint before the Agencia del Ministerio Público Federal (Federal General Attorney) in order to start the corresponding investigation and determine responsibilities.

It is worth noting that the entity has strengthened pipelines surveillance in order to decrease this type of crime, since it not only represents damage to the nation’s wealth, but also a risk to the community.

Petróleos Mexicanos is a victim of illicit acts that endanger the population and the environment; fuel theft is a serious crime against both PEMEX’s and the country’s patrimony. PEMEX calls upon the public to anonymously report anything suspicious in PEMEX facilities to this toll-free phone number: 01 800 228 96 60.

PEMEX reiterates its commitment to be vigilant throughout the national pipeline network and to strengthen operations to fight illicit activities.

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 088/2007

DATE: 08/15/2007 2:00 P.M.

PEMEX RECOVERS 60,000 LITERS OF CONDENSATE AND ARRESTS
FOUR PEOPLE IN LOMAS DE REYNOSA NEIGHBORHOOD

•	This new blow against organized crime was possible because of coordination between the SEDENA (Mexican army) and PEMEX
•	Two tractor trucks were confiscated and four persons were arrested
•	This type of crimes endangers citizens’ lives
•	Please report these crimes to this telephone number: 01 800 228 96 60

Petróleos Mexicanos and Secretary of the National Defense personnel struck a new blow against organized crime, recovering approximately 60,000 liters of field condensate that had been illegally extracted and arresting four suspects.

This new recovery was possible thanks to operations in both urban and rural areas undertaken by PEMEX security staff and staff from the Eighth Military Zone of SEDENA to fight against and eradicate this kind of crime.

The arrest was carried out on Rio Purificación Avenue and Loreto Street, in the Lomas de Reynosa neighborhood, where two tractor trucks were confiscated, the first with no make or license plates, yellow in color, with the business name Transportes Especializados del Noreste, S.A. de C.V. and an address at Rio Tamesi Street, of the Paraíso neighborhood. The second truck was of an international make, white in color with no license plates.

Two tank trucks were also confiscated, with unofficial numbers T-644 and T-508, fully loaded with field condensate, a product only PEMEX- Exploration and Production is authorized to exploit and sell.

Antonio Almansa García, Juan Rodríguez Moreno, Oscar Villareal and Francisco Oliva Zárate were arrested.

The PEMEX Reynosa legal delegation is aware of the events and reported them to the Agente del Ministerio Público Federal (Federal General Attorney) so they can carry out investigations against whomever may be responsible.

Again, we ask that citizens anonymously report these crimes of illegally extracting this product, which endanger lives of the public and the patrimony of all Mexicans, to the following telephone number: 01 800 228 9660.

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 090/2007

DATE: 08/19/2007 11:30 A.M.

PEMEX STARTS EVACUATING MARINE PLATFORMS IN THE SONDA
OF CAMPECHE, AS HURRICANE “DEAN” APPROACHES

•	The first phase in the Hurricane Emergency Response Plan is applied to protect the safety of personnel and facilities

PEMEX started the partial evacuation of personnel working at the marine platforms in the Sonda of Campeche as Hurricane “Dean” approaches with the aim of protecting the safety of workers, facilities and the environment.

The Committee from the Hurricane Emergency Response Plan in the Sonda of Campeche, (HERP), made the decision to begin the evacuation of facilities based on a report from the technical group, which concluded that conditions set by the HERP to activate the initial evacuation phase, regarding the danger posed by the hurricane, its course and possible damage to the Sonda de Campeche, were met.

After 11 a.m. this Sunday, the transfer of 13,360 workers to the Dos Bocas Maritime Terminal on solid ground was started, using 55 vessels and 29 helicopters. The transfer is expected to be concluded at 11 a.m. on Monday.

The Committee also recommended that maintenance boats, semi-submergible and self-raising platforms, crane boats, flatboats and barges operating in the area should be moved to safe ports or to locations where no risk would be posed to the vessels or to PEP facilities.

The Committee will remain in permanent session so if the hurricane maintains or increases in danger and in potential damage to the platform area, corresponding actions may be implemented at the right time, including, if necessary, the application of the second phase of the Emergency Response Plan, which consists of performing the total and safe closure of wells and facilities and the evacuation of the remaining PEMEX personnel working at the platforms.

This second phase contemplates the air transfer of 994 workers to Ciudad del Carmen, Campeche, where they will remain until the meteorological effects pass and safe conditions are guaranteed, before resuming marine platform operations.

PEMEX set up the following toll-free phone number: 01800 2281 299 for workers’ relatives. PEMEX will also continue to report on measures adopted to address the uncertainty caused by hurricane “Dean” in the Sonda of Campeche.

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 091/2007

DATE: 08/20/2007 12:30 P.M.

PEMEX DECLARES PHASE II OF THE HURRICANE EMERGENCY
RESPONSE PLAN (HERP) IN THE SONDA OF CAMPECHE

•	This measure guarantees the safety of all workers employed in the area
•	Jesús Reyes Heroles G.G. and Carlos Morales Gil travel to Ciudad del Carmen to oversee the implementation of this phase

Petróleos Mexicanos decided today to start the second phase of the Emergency Response Plan due to the strength and proximity of Hurricane “Dean”, with the aim of preserving workers’ safety and that of the marine and port facilities in the Sonda of Campeche.

The second phase of the HERP consists of the total closure of wells and facilities and the evacuation of the remaining workers at the platforms under maximally safe and orderly conditions.

Doctor Jesús Reyes Heroles, PEMEX’s Director General, Carlos Morales Gil, Director General of PEMEX-Exploration and Production, and Carlos Romero Deschamps, the STPRM (Union) General Secretary, traveled to Ciudad del Carmen to oversee the implementation of phase two with working groups from the Committee of the Emergency Response Plan in the Sonda of Campeche (HERP).

Notably, today at 8:00 a.m., the last boat with personnel from the marine facilities evacuated during the first phase of the application of HERP arrived at the port of Dos Bocas, Tabasco. To date, a total of 13,317 workers are on land and 1,037 remain on platforms, securing the facilities.

The first evacuation phase was performed in a period of 24 hours, with no reported incidents.

According to forecasts from the technical group, winds ranging from 125 to 155 kilometers per hour, waves from 20 to 22 feet and strong rains reaching 70 milimeters are expected in the area of the platforms.

Petróleos Mexicanos reports that with the closing of 407 wells operating in the Sonda of Campeche, the production of differed crude oil will be set back by 2,650 million barrels per day and 2,634 million cubic feet per day of natural gas during the days the operations in the area are shut down.

PEMEX-Refining assured the public that the storage and receipt terminals located in Campeche, Mérida and Puerto Progreso have enough inventory to meet the region’s demand.

PMI International Trade reports that the declaration of the force majeure clause to customers will depend on possible effects of hurricane “Dean”.

PMI also reported that once the boats are loaded this morning, operations from the Dos Bocas oil port will be shut down at the buoys in Cayo Arcas and at the Señor de los Mares as well as the Ta’kuntah storage boats.

The PEMEX Committee of the Hurricane Emergency Response Plan will continue analyzing hurricane “Dean’s” general conditions, as well as its course, in order to determine the actions to be taken.

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 092/2007

DATE: 08/20/2007

EVACUATION OF 18,197 WORKERS FROM THE SONDA OF CAMPECHE IS FINISHED

•	Every worker in the area was safely transferred, in a completely orderly fashion and with no incidents
•	Meetings have started to evaluate the potential effects in the Northern Region

Petróleos Mexicanos concluded, in a completely orderly fashion and under the strictest safety conditions, the application of the second phase of the HERP, which consisted of the total shutdown of wells and the evacuation of workers who had remained at the platforms safeguarding the facilities.

Out of the 18,197 workers located on the platforms, 13,317 were transferred in phase one, 1,037 to phase two and 3,843 were transferred in vessels owned by contractors.

Doctor Jesús Reyes Heroles G.G, PEMEX Director General, supervised the HERP activities, and gave the assurance that Petróleos Mexicanos is ready to face this kind of contingency.

The Yucatán Península has enough petroleum inventories to meet the demand during and after the hurricane.

With this same aim, regarding the Northern Region, the first meeting for the Hurricane Emergency Response Plan was held this morning in Poza Rica, Veracruz, with the participation of municipal and state authorities.

The first measures taken by the committee for the Northern Region consisted of evacuating seven marine platforms with a total of 766 workers and the shutdown of 32 wells. This action will set back production by 18,000 barrels of crude oil per day and 130 million cubic feet of gas per day.

The Committees of the Hurricane Emergency Response Plan in the Sonda of Campeche and the Northern Region will meet to analyze hurricane “Dean’s” conditions and its course in order to determine the actions to be taken.

With the aim of supplying information about workers evacuated from the marine platforms in the Northern Region, Petróleos Mexicanos made available the following telephone numbers.

01 800 24 82 029 at Poza Rica

01 800 71 40 312 at Reynosa

01 800 22 84 715 at Árbol Grande

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 093/2007

DATE: 08/22/2007

WORKERS BEGIN THEIR RETURN TO MARINE PLATFORMS IN THE SONDA OF CAMPECHE

•	At 12:45 p.m. inspection of facilities began
•	Jesús Reyes Heroles G.G., Director General of Petróleos Mexicanos, reaffirms the entity's commitment to reestablish regular operations as soon as possible under strict safety standards
•	PEMEX took preventive measures anticipating “Dean’s” arrival in the Northern Region
•	The supply of fuel is guaranteed throughout the country

Once the state of emergency had concluded in the Sonda of Campeche Region that was brought on by hurricane “Dean”, the Committee for the Hurricanes Emergency Response Plan (HERP) decided at 12:15 p.m. today to return technical-operative personnel to the off-shore facilities in order to achieve a gradual process of restoration of hydrocarbon production in this region.

As a first step, and once the aeronautic authorities opened the airspace, specialized personnel boarded the first inspection flight at 1:42 p.m. The objective was to verify the condition of the facilities after hurricane “Dean” had passed through.

While reaffirming the company’s commitment to reestablishing standard operation as soon as possible, Jesús Reyes Heroles G.G., Director General of Petróleos Mexicanos, pointed out that the return of workers had begun sooner than expected, so the transfer of the 18,197 evacuated workers to the facilities located from 70 to 120 kilometers off-shore should go quickly and under the strictest conditions of safety and order.

For this transfer operation, PEMEX will use 29 helicopters and 55 vessels.

With these actions, Petróleos Mexicanos expects to start the recovery this Friday of its production of 2,650 million barrels of crude oil per day and 2,234 billion cubic feet per day of natural gas, which was set back by this meteorological event. Upon confirmation that no major damage took place, it is estimated that the recovery may reach 80% at the beginning of next week and 100% during the week.

PMI Comercio Internacional announced that before arrival of “Dean”, Mexican storage facilities had inventories of 10.5 million barrels of crude oil in different storage terminals. As soon as port authorities open port operations, the loading of crude oil onto the vessels will gradually start, in order to comply with contractual obligations.

After the announcement that hurricane “Dean” was headed towards Veracruz, the Committee for the Hurricane Emergency Response Plan (HERP) of PEMEX-Exploration and Production Northern Region took the decision to implement the total evacuation phase of seven platforms and the shutdown of marine wells.

For its part, PEMEX-Refining announced that it has taken adequate measures to guarantee the fuel supply throughout México.

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 103/2007

DATE: 09/10/07

EXPLOSIONS IN PEMEX PIPELINES

•	Several communities were evacuated for safety reasons
•	Currently, there are no reports of injured people
•	The PGR (Procuraduría General de la República, Federal General Attorney) was immediately notified by Petróleos Mexicanos

Veracruz, Veracruz Petróleos Mexicanos reports that at 2:00 a.m. today the SCADA system detected an unusual pressure decrease in six points at different pipelines located in the state of Veracruz, caused by deliberate acts; natural gas supply was immediately suspended in the pipelines.

The pressure drop was caused by explosions in the following points:

1.

Cross-section valve of the 48-inch diameter Cactus-San Fernando natural gas pipeline, close to La Antigua Municipality; there was no fire. However, because of the leak, State Civil Protection is evacuating nearby inhabitants.

2.	Cross-section valve of the same 48-inch diameter gas pipeline, near Río Actopan. A fire resulted from the explosion.
3.	Go-devil trap in the 48-inch diameter Zempoala-Santa Ana gas pipeline, close to Delicias; no fire.
4.	Cross-section valve of the 30-inch diameter Minatitlán-Mexico gas pipeline, and in the 24-inch diameter Cactus-Guadalajara LPG pipeline, with a resulting fire.
5.	Cross-section valve of the same 30-inch diameter gas pipeline, 24-inch diameter LPG pipeline and 12-inch diameter refined products pipeline at La Balastrera Municipality, with a resulting fire.

6.	Algodonera aerial crossing section in the 30-inch diameter Minatitlán-México gas pipeline, 24-inch diameter LPG pipeline and 30-inch diameter crude oil pipeline, with a resulting fire.

The four fires resulting from the explosions were brought under control by PEMEX staff and the State and Municipality Protection Agencies.

No injuries or damages outside PEMEX facilities have been reported.

Petróleos Mexicanos continues to work to restore hydrocarbon supply as soon as possible.

PEMEX immediately notified the Office of the Federal General Attorney (PGR) of these events.

PEMEX regrets the inconvenience caused to nearby inhabitants and its customers. PEMEX will continue to keep the public informed of developing events.

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 104/2007

DATE: 09/10/07

PEMEX PREPARES EMERGENCY MEASURES TO REESTABLISH SUPPLY AS SOON AS POSSIBLE

•	Trained personnel is ready to act simultaneously in the six affected areas
•	No injuries have been reported
•	PEMEX guarantees there will be no shortage of gasoline or LPG gas

Petróleos Mexicanos reported that, in accordance with the first assessment of the impact of this morning's explosions, through extraordinary measures, it will be able to maintain supply of LPG gas and gasoline in the affected areas. The greatest effect will be concentrated in natural gas.

Personnel from the company, state civil protection agencies and other emergency units are maintaining control of the fires in the four areas where they broke out. The fires will last for several hours until the remaining product in the lines is burned out.

Once the fire is completely extinguished, trained personnel from PEMEX will immediately begin working toward reestablishing natural gas supply.

Petróleos Mexicanos reported that the explosions took place in the following points:

1.

Sectioning valve of the 48-inch diameter natural gas Cactus–San Fernando pipeline near the municipality of La Antigua; no fire was reported. Nevertheless, because of the leak, the state protection agency is evacuating inhabitants who live nearby.

2.	Sectioning valve in the same 48-inch diameter gas pipeline, near the Actopan River. At this point, a fire broke out.
3.	Go-devil trap of the 48-inch diameter Cempoala–Santa Ana gas pipeline, near Delicias, Tlaxcala, and no fire was reported.
4.

Sectioning valve in the 30-inch diameter Minatitlán–Mexico gas pipeline, the 24-inch diameter Cactus–Guadalajara LPG pipeline, 12-inch diameter refined products pipeline and 24-inch diameter crude oil pipeline. A fire broke out in the municipality of Omealca.

5.	Sectioning valve in the same 30-inch diameter gas pipeline as above, 24-inch gas pipeline, 12-inch refined products pipeline and 24-inch diameter crude oil pipeline at La Balastrera. A fire broke out.
6.	30-inch diameter Minatitlán–México gas pipeline at Algodonera, 12-inch diameter refined products pipeline and 30-inch diameter crude oil pipeline. A fire broke out.

As reported previously, injuries have not been reported nor damage outside of PEMEX’s facilities.

As a preventive measure, the six affected areas have been isolated and in some municipalities, the Civil Protection authorities have evacuated people from nearby communities.

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 105/2007

DATE: 09/11/07

PEMEX STARTS REPAIRING DAMAGED PIPELINES

•	The reestablishment of operations in the 48-inch diameter natural gas pipeline is a priority
•	Natural gas supply will be reestablished gradually between Sunday and early Monday
•	A crew of approximately 750 workers is involved in the repair activities
•	PEMEX is taking alternative actions to maintain supply of gasoline and LPG

PEMEX reports that it is working at full capacity to reestablish the supply of natural gas as soon as possible and to continue supplying gasoline and LPG. At 7:00 p.m. the situation is the following:

FACILITIES REPAIR

•	The fire continues in one of the four sites where gas started to burn, but it is close to being extinguished.
•	The Federal General Attorney has opened the four areas where it had access, so there is now specialized personnel of PEMEX working in those areas.
•	Due to its importance, repair work has been concentrated in the 48-inch diameter Cactus-San Fernando gas pipeline, which was damaged in the following areas, the status of which is as follows:
• At Delicias, staff is working on draining the land and a bypass will be installed tomorrow; it should be operational by Saturday.
• At Actopan River, a bypass is being installed and should be operational Friday afternoon.
•

At La Antigua River, the damaged area is located in a remote swamp area, which is difficult to access; therefore, drainage work is underway in order to install a bypass, an operation that is estimated to be finished by Saturday.

•

The repair of the three points will allow gas to be sent to the pipeline and to reestablish natural gas supply between Sunday and early morning Monday. It is worth noting that current weather conditions are of intense rain.

•

With respect to the 24-inch and 30-inch diameter crude oil pipelines that were damaged, the 24-inch diameter LPG pipeline, as well as two tranches of the 30-inch diameter gas pipeline and the 12-inch diameter refined products pipeline, the status is as follows:

	•	At Algodonera, the repair of the damage in the turnbuckle of the hanging bridge and the pipeline has started.
	•	At Balastrera, the fire was recently extinguished; repair work will start Wednesday morning.
	•	Finally, at Omealca, the fire is expected to be extinguished by tonight, which will allow damaged pipeline sections to be replaced tomorrow, Wednesday morning.

NATURAL GAS, LPG AND GASOLINE SUPPLY

•

Regarding natural gas, efforts have been made in order to first supply homes, social services buildings and industry with their indispensable consumption. Nevertheless, supply to the industrial sector has been greatly interrupted.

•	Transport of LPG by tank trucks has increased from the wholesale storage and distribution centers, which have ample inventories to supply and meet the demand of the affected cities.
•

PMI was asked to lease a 10 thousand metric ton vessel of LP gas in order to move by coast from Pajaritos to the wholesale storage and distribution center at Ciudad Madero, and from there to supply the central and southern area of the country.

•	LPG imports from the northern US border have increased.
•

As of yesterday, gasoline and diesel are being sent by tank truck to the wholesale storage and distribution center at Puebla from the centers located at Pajaritos, Minatitlán, Tierra Blanca and Veracruz, as well as from Tula and Azcapotzalco, in order to guarantee fuel supply to the affected area.

•	From Cadereyta, Madero, Minatitlán, Lázaro Cárdenas, Manzanillo and Mazatlán, gasoline is being sent to the wholesale storage and distribution centers at Tula and Salamanca.
•	Crude oil exports have not been affected by the incidents.

PEMEX acknowledges the governments of the states of Veracruz and Tlaxcala for their solidarity and collaboration to promptly evacuate the affected communities due to these series of events and reiterates its commitment to its customers and consumers to reestablish supply as soon as possible. PEMEX is also grateful to the Federal Electricity Commission for its support reducing its consumption, which has allowed PEMEX to maintain supply to other companies.

CORPORATE OFFICE OF SOCIAL COMMUNICATION

PRESS RELEASE N° 106/2007

DATE: 09/12/07

ADVANCES IN THE REPAIRS OF THE DAMAGED PIPELINES IN VERACRUZ AND TLAXCALA

•	The Director General supervises repair works
•	800 workers are laboring in six affected areas
•	Efforts are concentrated in repairing the 48-inch diameter pipeline
•	Additional gasoline, diesel and jet fuel will be imported temporarily to meet demand

Petróleos Mexicanos has intensified its efforts to repair the pipelines in the six areas that were damaged by the regrettable explosions last Monday in order to reestablish, as soon as possible, natural gas supply and to guarantee refined products supply to the central part of the country.

This morning, the Director General of Petróleos Mexicanos, Jesús Reyes Heroles G.G., inspected the affected facilities. Accompanied by the governor of the State of Veracruz, Fidel Herrera Beltrán, the Director Generals of PEMEX-Gas and Basic Petrochemicals and of PEMEX-Refining, Roberto Ramírez Soberón and José Antonio Ceballos Soberanis, respectively, and the Secretary General of the oil workers union, Carlos Romero Deschamps, Reyes Heroles surveyed the damaged areas and confirmed the advance in repair.

At the site of the event, PEMEX’s Director General stated: “To face these regrettable events that degrade the patrimony of all Mexicans and affect many families and companies, Petróleos Mexicanos is using all its available human and material resources to reestablish the supply of these vital products to industry in the least time possible”.

FACILITIES REPAIR

•	At 6:00 p.m. the fire in the Omealca crude oil pipeline was extinguished. Extinguishing the fire was more complicated than anticipated because of the product involved, crude oil.
•	Repairs continue in the Cactus-San Fernando 48-inch diameter gas pipeline, with the following advances:
•	At Delicias, the pipeline section that will substitute the damaged section is undergoing hydrostatic tests, and these tests will conclude next Friday.

•	In the Actopan River, the terrain is being compacted to introduce the equipment and materials that will be used in order to place a bypass. These tasks will be completed next Saturday.
•

In the Antigua River, the transfer of material to fill and compact the terrain has begun, and the pipeline that will substitute the damaged section is undergoing hydrostatic tests. These tasks will be concluded next Saturday.

Although the weather conditions in the area have complicated the work, and there are some blocks reported in communities in some areas, PEMEX maintains its projection to be able to reestablish natural gas supply between Sunday night and the early hours of next Monday.

•

Regarding the repairs of other affected areas, where the 24-inch diameter and 30-inch diameter crude oil pipelines, the 24-inch diameter LPG pipeline, two tranches of the 30-inch gas pipeline, as well as the 12-inch diameter refined products pipeline were damaged, the advances are as follows:

•

At Algodonera, due to the damage done to the hanging bridge through which pipeline infrastructure ran, it is estimated that repairs will take longer; therefore, the entity will proceed to place a more extensive bypass.

•	At Balastrera, the excavation work has concluded; it is expected that substitution efforts in the affected tranches will begin at dawn tomorrow.
•

At Omealca, once the fire was completely extinguished, it is expected that the substitution of the tranches will begin early tomorrow morning, thanks to the fact that it was possible to advance excavation work during the fire.

SUPPLY OF REFINED PRODUCTS

Due to the damage done to the 24-inch diameter and 30-inch diameter pipelines that supply crude oil to the Tula and Salamanca refineries, and with the purpose of guaranteeing gasoline, jet fuel and diesel supply to the central zone of Mexico, Petróleos Mexicanos has undertaken the following actions:

•	Gasoline imports through the Pacific Ocean, through the wholesale storage center of Rosarito in Baja California.
•	Jet fuel and diesel imports through the Gulf of Mexico which will be unloaded at the marine wholesale storage center at Ciudad Madero in Tamaulipas.
•	The leasing of a tanker loaded with crude oil from the marine center at Pajaritos, which is headed to the marine wholesale storage center at Ciudad Madero, Tamaulipas.

Petróleos Mexicanos is firm in its commitment of not sparing human or material resources in repairing the damaged pipelines and calls upon the communities that have blocked the access to workers involved in the repairs so that they may be concluded without delay.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

 Date: September 26, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.